August 5, 2005

Mail Stop 4561

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Amendment 1 to Registration Statement on Form S-3
	Filed July 18, 2005
	File No. 333-125239

Dear Mr. Jensen:

	We have reviewed your responses to the comments in our letter dated June 24, 2005 and have the following additional comments. Selling Stockholders, page 15
1. We refer you to comment 5 of our letter dated June 24, 2005. Please expand your disclosure to describe the material terms of the
Escrow Agreement. Additionally, please expand the description of the warrant issued to Cornell Capital for 50,000,000 shares, to describe the provisions of Section 2(a) of such warrant, which allows the company to force conversion of the warrant if the shares are covered by a registration statement and your stock is trading at over $.30/share.

Exhibits
2. We note that you have filed only two of several promissory notes between the company and Cornell Capital, and that you have filed the
First Agreement and Amendment to Consulting Agreement without filing the original consulting agreement. Please ensure that your next amendment lists the additional documents as exhibits or advise.

* * * * *


	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Sara
Kalin, at (202) 551-3454 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095
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Charles T. Jensen
NeoMedia Technologies, Inc.
August 5, 2005
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